UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2022

Fundrise Growth eREIT II, LLC

(Exact name of issuer as specified in its charter)

Commission File Number: 024-12108

Delaware	61-1775079
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Common Shares
(Title of each class of securities issued pursuant to Regulation A)

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Part II.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) that are forward-looking statements within the meaning of the federal securities laws. The words “outlook,” “believe,” “estimate,” “potential,” “projected,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “could” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to:

•	our ability to effectively deploy the proceeds raised in this offering;

•	our ability to attract and retain members to the online investment platform located at www.fundrise.com (the “Fundrise Platform”);

•	risks associated with breaches of our data security;

•	public health crises, pandemics and epidemics, such as those caused by new strains of viruses such as H5N1 (avian flu), severe acute respiratory syndrome (SARS) and, most recently, the novel coronavirus (COVID-19);

•	climate change and natural disasters that could adversely affect our properties and our business;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market that may limit our ability to attract or retain tenants or re-lease space;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	our failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

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•	our failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	our failure to maintain our status as a real estate investment trust (“REIT”);

•	failure of our acquisitions to yield anticipated results;

•	risks associated with derivatives or hedging activity;

•	our level of debt and the terms and limitations imposed on us by our debt agreements;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	our ability to retain our executive officers and other key personnel of our advisor, our property manager and their affiliates;

•	expected rates of return provided to investors;

•	the ability of our sponsor and its affiliates to source, originate and service our loans and other assets, and the quality and performance of these assets;

•	our ability to retain and hire competent employees and appropriately staff our operations;

•	legislative or regulatory changes impacting our business or our assets (including changes to the laws governing the taxation of REITs and the Securities and Exchange Commission (“SEC”) guidance related to Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), or the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”);

•	changes in business conditions and the market value of our assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if our investments fail to perform as expected;

•	our ability to implement effective conflicts of interest policies and procedures among the various real estate investment opportunities sponsored by our sponsor;

•	our ability to access sources of liquidity when we have the need to fund redemptions of common shares in excess of the proceeds from the sales of our common shares in our continuous offering and the consequential risk that we may not have the resources to satisfy redemption requests;

•	our compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, as amended (the “Advisers Act”), the Investment Company Act and other laws; and

•	changes to U.S. generally accepted accounting principles (“U.S. GAAP”).

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Annual Report. All forward-looking statements are made as of the date of this Annual Report and the risk that actual results will differ materially from the expectations expressed in this Annual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this Annual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Annual Report, including, without limitation, the risks described under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this Annual Report will be achieved.

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Item 1.	Business

Fundrise Growth eREIT II, LLC is a Delaware limited liability company formed on November 19, 2015 to originate, invest in and manage a diversified portfolio of real estate investments and other real estate-related assets. We use substantially all of the net proceeds raised from our Offerings to invest in residential rental properties, real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Growth eREIT II”, the “Company”, “we”, “us” or “our” in this Annual Report refer to Fundrise Growth eREIT II, LLC unless the context indicates otherwise.

Effective September 1, 2022, the Company merged (the “Merger”) with Fundrise Growth eREIT VI, LLC (the “Target eREIT”), with the Company as the surviving entity. For more information about the Merger, please see the relevant offering circular filed on September 1, 2022, here.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operated in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of our Sponsor, the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the Fundrise Platform, which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides investment management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Investment Strategy

We originate, acquire, asset manage, operate, selectively leverage, syndicate and opportunistically sell commercial real estate properties. We acquire and operate real estate and real estate-related assets on an opportunistic basis. Our management has extensive experience investing in numerous types of properties. Thus, we may acquire a wide variety of commercial properties, including office, industrial, retail, hospitality, recreation and leisure, single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development or construction and may include multifamily properties purchased for conversion into condominiums and single-tenant properties that may be converted for multifamily use. We focus on acquiring properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. We also may invest in real estate-related securities, including securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest. In addition, to the extent that our Manager and its investment committee determines that it is advantageous, we also may make or invest in commercial mortgage-backed securities, mortgage loans and tenant-in-common interests. We expect that our portfolio of debt investments, if any, will be secured primarily by U.S. based collateral and diversified by security type, property type and geographic location.

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We may enter into one or more joint ventures, tenant-in-common investments or other co-ownership arrangements for the acquisition, development or improvement of properties with third parties or affiliates of our Manager, including present and future real estate investment offering and REITs sponsored by affiliates of our Sponsor. We also may serve as mortgage lender to, or acquire interests in or securities issued by, these joint ventures, tenant-in-common investments or other joint venture arrangements.

In executing on our business strategy, we believe that we benefit from our Manager’s affiliation with our Sponsor given our Sponsor’s strong track record and extensive experience and capabilities as an online real estate origination and funding platform. These competitive advantages include:

•	our Sponsor’s experience and reputation as a leading real estate investment manager, which historically has given it access to a large investment pipeline similar to our targeted assets and the key market data we use to underwrite and portfolio manage assets;

•	our Sponsor’s direct and online origination capabilities, which are amplified by a proprietary technology platform, business process automation, and a large user base, of which a significant portion are seeking capital for real estate projects;

•	our Sponsor’s relationships with financial institutions and other lenders that originate and distribute commercial real estate debt and other real estate-related products and that finance the types of assets we intend to acquire and originate;

•	our Sponsor’s experienced portfolio management team which actively monitors each investment through an established regime of analysis, credit review and protocol; and

•	our Sponsor’s management team, which has a successful track record of making commercial real estate investments in a variety of market conditions.

Investment Objectives

Our primary investment objectives are:

•	to realize growth in the value of our investments over the long term;

•	to grow net cash from operations so that cash flow is available for distributions to investors over the long term;

•	to enable investors to realize a return on their investment over the long term; and

•	to preserve, protect and return shareholders’ capital contributions.

While we initially communicated that we were targeting liquidating and distributing cash to investors within a certain time period, given that our investors have an opportunity to gain liquidity quarterly and that our investments are of a long term nature, our Manager has determined to operate the Company with no target liquidation date so that it can make decisions in the best interests of our investors on a project-by-project basis. We also seek to realize growth in the value of our investments by timing their sale to maximize value. However, we cannot assure you that we will attain these objectives or that the value of our assets will not decrease. Furthermore, within our investment objectives and policies, our Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of our assets. Our Manager’s investment committee will review our investment guidelines at least annually to determine whether our investment guidelines continue to be in the best interests of our shareholders.

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Competition

Our net income depends, in large part, on our ability to source, acquire and manage investments with attractive risk-adjusted yields. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Fundrise Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may succeed in buying the assets that we have targeted for acquisition. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our latest offering circular filed with the SEC (the “Offering Circular”), which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Item 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes. The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. For further information regarding forward-looking statements, see “Statements Regarding Forward-Looking Information.” Unless otherwise indicated, the latest results discussed below are as of December 31, 2022.

Offering Results

We have offered, are offering, and may continue to offer up to $75.0 million in our common shares in any rolling twelve-month period under Regulation A (the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of December 31, 2022 and 2021, we had raised total gross offering proceeds of approximately $150.0 million and $98.4 million, respectively, from settled subscriptions (including the $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $2.6 million and $1.5 million, respectively, received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 13,316,000 and 9,803,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of December 31, 2022, approximately $24.5 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering. Most recently, the Company qualified $24.5 million of common shares on December 30, 2022, which Offering began January 4, 2023 on an ongoing basis. Refer to “Recent Developments” for further information.

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In connection with the Merger, we issued to the shareholders of the Target eREIT common shares based on an agreed upon exchange ratio (“Exchange Ratio”). The Exchange Ratio was based on the Target eREIT’s NAV per share that was effective as of the date of the Merger, September 1, 2022. For additional information, see the relevant offering circular, which may be accessed here.

We expect to offer common shares in our Offering until we raise the maximum amount permitted based on the maximum number of common shares we are able to qualify under Regulation A at any given time, unless terminated by our Manager at an earlier time. Until December 31, 2018, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period, or such other period as determined by our Manager in its sole discretion, but no less frequently than annually. Our Manager has initially determined to adjust the per share purchase price semi-annually, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), will equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”), divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since December 31, 2020, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2020	$10.52	Form 1-U
June 30, 2021	$11.22	Form 1-U
September 30, 2021	$12.41	Form 1-U
December 31, 2021	$13.68	Form 1-U
March 31, 2022	$14.18	Form 1-U
June 30, 2022	$14.70	Form 1-U
September 1, 2022(1)	$14.71	Form 1-U
December 31, 2022	$14.84	Form 1-U
March 31, 2023	$14.74	Form 1-U

(1) In connection with the Merger, the Manager adjusted NAV per share on September 1, 2022, effective as of such date.

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

When calculated on a tax basis, distributions were made 5% from ordinary income, 5% from capital gains, and 90% from return of capital for the year ended December 31, 2022.

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Below are the declared daily distributions for shareholders of record as of the close of business on each day for the periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date(1)	Annualized Yield(2)		Link
01/01/2021 – 01/31/2021	$0.0012328767		12/29/2020	04/13/2021	4.50%		Form 1-U
02/01/2021 – 02/28/2021	$0.0013698630		01/28/2021	04/13/2021	5.00%		Form 1-U
03/01/2021 – 03/31/2021	$0.0009589041		02/25/2021	04/13/2021	3.50%		Form 1-U
04/01/2021 – 04/30/2021	$0.0013698630		03/30/2021	07/13/2021	5.00%		Form 1-U
05/01/2021 – 05/31/2021	$0.0010958904		04/29/2021	07/13/2021	4.00%		Form 1-U
06/01/2021 – 06/30/2021	$0.0012328767		05/28/2021	07/13/2021	4.50%		Form 1-U
07/01/2021 – 07/31/2021	$0.0012328767		06/29/2021	10/12/2021	4.50%		Form 1-U
08/01/2021 – 08/31/2021	$0.0013698630		07/28/2021	10/12/2021	5.00%		Form 1-U
09/01/2021 – 10/01/2021	$0.0010958904		08/27/2021	10/12/2021	4.00%		Form 1-U
10/02/2021 – 10/31/2021	$0.0012328767		10/01/2021	01/11/2022	4.50%		Form 1-U
11/01/2021 – 11/30/2021	$0.0013698630		10/27/2021	01/11/2022	5.00%		Form 1-U
12/01/2021 – 12/31/2021	$0.0013698630		11/29/2021	01/11/2022	5.00%		Form 1-U
01/01/2022 – 01/31/2022	$0.0010958904		12/29/2021	04/12/2022	4.00%		Form 1-U
02/01/2022 – 02/28/2022	$0.0013698630		01/28/2022	04/12/2022	5.00%		Form 1-U
03/01/2022 – 03/31/2022	$0.0009589041		02/25/2022	04/12/2022	3.50%		Form 1-U
04/01/2022 – 04/30/2022	$0.0010958904		03/30/2022	07/12/2022	4.00%		Form 1-U
05/01/2022 – 05/31/2022	$0.0012328767		04/27/2022	07/12/2022	4.50%		Form 1-U
06/01/2022 – 06/30/2022	$0.0013698630		05/27/2022	07/12/2022	5.00%		Form 1-U
07/01/2022 – 07/31/2022	$0.0012328767		06/28/2022	10/12/2022	4.50%		Form 1-U
08/01/2022 – 08/31/2022	$0.0012328767		07/27/2022	10/12/2022	4.50%		Form 1-U
09/01/2022 – 10/01/2022	$0.0006849315		08/29/2022	10/12/2022	2.50%		Form 1-U
10/02/2022 – 10/31/2022	$0.0001369863		10/01/2022	01/11/2023	0.50%		Form 1-U
11/01/2022 – 11/30/2022	$0.0001369863		10/28/2022	01/11/2023	0.50%		Form 1-U
12/01/2022 – 12/31/2022	$0.0004109589		11/29/2022	01/11/2023	1.50%		Form 1-U
01/01/2023 – 01/31/2023	$0.0004109589		12/29/2022	04/11/2023	1.50%		Form 1-U
02/01/2023 – 02/28/2023	$0.0004109589		01/30/2023	04/11/2023	1.50%		Form 1-U
03/01/2023 – 03/31/2023	$0.0004109589		02/27/2023	04/11/2023	1.50%		Form 1-U
04/01/2023 – 04/30/2023	$0.0004109589		03/29/2023	07/21/2023	1.50%		Form 1-U
Weighted Average	$0.0009831066	(3)			3.59	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2021 through April 30, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

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Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of December 31, 2022, approximately 2,179,000 common shares had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored.

We believe the increase in redemptions during the year ended December 31, 2022, is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. GAAP. The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

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Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rate and discount rate that could differ materially from actual results and involve a high degree of judgment. Assets held for sale are recorded at the lower of cost or fair value less costs to sell.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in our consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate revenues from rental revenue on our investments in real estate properties. We may also seek to acquire investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition, in our consolidated financial statements for further detail.

Results of Operations

On September 5, 2018, we substantially commenced operations. For the years ended December 31, 2022 and 2021, we recognized total net income of approximately $822,000 and $1.3 million, respectively.

11

Revenue

Rental Revenue

For the years ended December 31, 2022 and 2021, we earned rental revenue of approximately $1.3 million and $800,000, respectively, from the operations of rental real estate properties. The increase in rental revenue is primarily attributed to the operations of two of the rental real estate properties acquired on September 1, 2022, in connection with the Merger.

Interest Revenue

For the years ended December 31, 2022 and 2021, we earned interest revenue of approximately $0 and $650,000 from our real estate debt investments, respectively. The Company’s last remaining real estate debt investment was repaid in 2021. We had no real estate debt investments outstanding during the year ended December 31, 2022.

Expenses

Investment Management Fees – Related Party

For the years ended December 31, 2022 and 2021, we incurred investment management fees of approximately $1.1 million and $820,000, respectively. The increase in investment management fees is due to an increase in our net assets, as the investment management fee is calculated as a percentage of net assets each quarter. The overall increase in net assets is primarily driven by the increase in assets under management following the Merger, the appreciation of certain real estate investments, and additional capital raised through our Offerings.

Property Operating and Maintenance Expenses

For the years ended December 31, 2022 and 2021, we incurred property operating and maintenance expenses of approximately $531,000 and $207,000, respectively. The increase in property operating and maintenance expense is primarily attributed to the acquisition of several rental real estate properties in connection with the Merger.

Depreciation and Amortization

For the years ended December 31, 2022 and 2021, we incurred depreciation and amortization expense of approximately $502,000 and $149,000, respectively. The increase in depreciation and amortization expense is primarily due to acquired rental real estate properties and in-place leases in connection with the Merger.

General and Administrative Expenses

For the years ended December 31, 2022 and 2021, we incurred general and administrative expenses of approximately $450,000 and $300,000, respectively, which includes auditing and professional fees, software subscription costs, and other expenses associated with operating our business. The increase in general and administrative costs are primarily attributable to increased valuation services associated with certain real estate transactions and legal expenses associated with the Merger.

Other Income (Expense)

Equity in Earnings

For the years ended December 31, 2022 and 2021, we had equity in earnings of approximately $2.1 million and $1.1 million from our equity method investees, respectively. The increase in equity in earnings is attributable to the improved performance from across all of our equity method investees, including the additional equity investment acquired in the Merger.

12

Gain on Asset Dispositions

For the years ended December 31, 2022 and 2021, we recognized gains on asset dispositions of approximately $165,000 and $274,000. The decrease is due to a difference in total gains recognized on the sale of one rental real estate property in December 2022 when compared to the sale of two rental real estate properties in December 2021.

Interest Expense – Related Party

For the years ended December 31, 2022 and 2021, we incurred interest expense of approximately $128,000 and $0, respectively. Of these amounts, approximately $128,000 and $0, respectively were due to related parties for notes payable used to fund our investment and operational activity. See Note 10, Related Party Arrangements, in our consolidated financial statements for more information.

Our Investments

As of December 31, 2022, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since December 31, 2022. Note that the use of the term “controlled subsidiary” is not intended to conform with U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Properties)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE W14 Controlled Subsidiary(2)	Los Angeles, CA	Mixed-Use	09/20/2018	$1,071,000	Initial Update
RSE W42 Controlled Subsidiary(3)	Los Angeles, CA	Multifamily	10/05/2018	$1,363,000	Initial Update
RSE E74 Controlled Subsidiary(4)	Los Angeles, CA	Multifamily	12/04/2018	$693,000	Initial Update
RSE W39 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	06/05/2019	$3,120,000	Initial
RSE R45 Controlled Subsidiary	Brentwood, MD	Commercial	06/27/2019	$5,118,000	Initial
RSE P34 Controlled Subsidiary	Los Angeles, CA	Multifamily	08/02/2019	$1,032,000	Initial
RSE W411 Controlled Subsidiary	Los Angeles, CA	Commercial	08/07/2019	$3,800,000	Initial
RSE W59 Controlled Subsidiary(5)	Los Angeles, CA	Mixed-Use	02/07/2020	$15,040,000	Initial
RSE L37 Controlled Subsidiary(5)	Nashville, TN	Multifamily	09/24/2020	$10,820,000	Initial
RSE Z20 Controlled Subsidiary(5)	Nashville, TN	Land	09/23/2020	$4,640,000	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On December 30, 2021, W14 Controlled Subsidiary was fully disposed.

(3)	On December 30, 2021, W42 Controlled Subsidiary was fully disposed.

(4)	On December 9, 2022, E74 Controlled Subsidiary was fully disposed.

(5)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The purchase price is presented as of the date of the initial acquisition and has not been subsequently updated.

13

Real Property Controlled Subsidiaries (Joint Venture Equity Investments)	Location	Type of Property	Date of Acquisition	Purchase Price(1)	Overview (Form 1-U)
RSE Urban Realty 215 Chester Controlled Subsidiary(2)	Atlanta, GA	Commercial	09/14/2018	$1,353,750	Initial	Update
RSE Runaway Lakes Controlled Subsidiary	Palm Beach, FL	Multifamily	06/25/2019	$17,514,000	Initial	N/A
RSE Hamilton Controlled Subsidiary	Hendersonville, TN	Multifamily	06/28/2019	$7,203,300	Initial	N/A
RSE Palmer Controlled Subsidiary	Woodstock, GA	Multifamily	11/17/2020	$23,415,000	Initial	N/A
RSE Parkland Controlled Subsidiary(3)	Orange Park, FL	Multifamily	12/11/2020	$15,032,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary.

(2)	On October 21, 2021, the RSE Urban Realty 215 Chester Controlled Subsidiary investment was fully disposed.

(3)	This asset was acquired by the Company on September 1, 2022 in connection with the Merger. The purchase price represents the total price paid for the pro rata share of the equity in the controlled subsidiary as of the date of initial acquisition, and has not been subsequently updated.

As of December 31, 2022, the Company’s investments in companies that are accounted for under the equity method of accounting also included initial and subsequent contributions to National Lending in exchange for ownership interests. See Note 10, Related Party Arrangements for further information regarding National Lending.

Real Property and Controlled Subsidiaries (Preferred Equity Investments)	Location	Type of Property	Date of Acquisition	Annual Return(1)	Redemption Date(2)	Total Commitment(3)	LTV(4)	LTC(5)	Overview (Form 1-U)
RSE-University City Controlled Subsidiary (6)	Charlotte, NC	Land	03/01/2019	12.0%	03/01/2022	$5,800,000	-	80.2%	Initial	Update

(1)	Annual Return refers to the projected annual preferred economic return that we are entitled to receive with priority payment over the other equity invested in the property. The annual return presented does not distinguish between returns that are paid current and those that accrue to the redemption date, nor does it include any increases in annual return that may occur in the future.

(2)	Redemption Date refers to the initial redemption date of each asset, and does not take into account any extensions that may be available.

(3)	Total Commitment refers to the total commitment made by the Company in acquiring the asset, not all of which may have been funded on the acquisition date.

(4)	LTV, or loan-to-value ratio, is the approximate amount of the total commitment amount plus any other debt on the asset, divided by the anticipated future value of the underlying asset at stabilization as reasonably determined by our Manager. There can be no assurance that such value will be achieved. For performance evaluation, we generally use LTV for properties that are generating cash flow. LTVs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(5)	LTC, or loan-to-cost ratio, is the approximate amount of the total commitment plus any other debt on the asset, divided by the anticipated cost to complete the project. For performance evaluation, we generally use LTC for properties that are under construction. There can be no assurance that the anticipated completion cost will be achieved. LTCs presented are as of the date of acquisition by the Company, and have not been subsequently updated.

(6)	On September 17, 2021, the RSE-University City Controlled Subsidiary investment was redeemed in full and is no longer outstanding.

14

Liquidity and Capital Resources

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, cash flows from equity method investees, other term borrowings, and securitization financing transactions.

We may obtain the capital required to primarily originate, invest in and manage a diversified portfolio of real estate investments and conduct our operations from the proceeds of our Offering and from secured or unsecured financings from banks and other lenders and from any undistributed funds from our operations as well as our access to National Lending. As of December 31, 2022, we had deployed approximately $131.2 million for twelve investments and had approximately $4.3 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2022, we anticipate that cash on hand, cash flow from our rental real estate properties and equity method investments, promissory notes from National Lending, and proceeds from our current and future Offering will provide sufficient liquidity to meet future funding commitments and costs of operations.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt, inclusive of accrued interest, of approximately $6.1 million and $9.6 million as of April 27, 2023 and December 31, 2022, respectively. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the initial portfolio) in order to quickly build a diversified portfolio of multifamily rental properties and development project assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

15

Outlook and Recent Trends

Despite the public markets having delivered one of their worst performing years in the past several decades, the strength of the Fundrise Portfolio led to a stronger relative performance compared to the broader market in 2022. The Fundrise Portfolio had a positive net return when averaged across all investor accounts in 2022. During the same period, the S&P 500® Total Return Index, a bellwether for the overall U.S. stock market, returned -18.11% and publicly listed REITs (as measured by the NAREIT All U.S. REITs index) returned -25.10%.

To combat the record high inflation in 2022, the Federal Reserve conducted its fastest ever period of interest rate hikes. As expected, this plan to methodically slow down the economy and withdraw liquidity from the market through the use of monetary policy has also led to a sharp decline in asset values across nearly all sectors. While no asset is immune, hard assets, such as real estate, tend to perform well in inflationary environments.

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance.

More granularly, the primary contributors to 2022 performance were:

●	Interest rate hikes conducted by the Federal Reserve to combat record high inflation
●	Continued rent increases caused by a post pandemic spike in demand combined with ongoing limitations on the supply of housing
●	Sunbelt growth whereby the existing dynamics of strong population and job growth were amplified by the pandemic-driven migration of both people and companies to the region; and
●	Increasing institutional demand for well-located, cash-flowing real estate assets

Looking ahead, we expect the next several months to be challenging for the broader economy, with most economic conditions getting worse before they get better, and markets potentially seeing another significant leg downward. Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values are broadly depressed and borrowing costs are significantly higher (at least when compared to recent history). That being said, we are starting to become more optimistic and believe that we are nearing the bottom of the market cycle, with the next 12+ months (as of the date of this filing) presenting compelling investment opportunities that we’ve seen.

Off-Balance Sheet Arrangements

As of December 31, 2022 and 2021, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 10, Related Party Arrangements in our consolidated financial statements.

16

Recent Developments

Other

Event	Date	Description
Share Purchase Price Update	01/03/2023	Beginning on January 1, 2023, the per share purchase price of our common shares was updated to $14.84 due to a change in NAV. More information can be found here.

Offering Circular	01/04/2023	On January 4, 2023, we began offering an additional $24.5 million of common shares in our Offering following qualification of such shares on December 30, 2022, which represents the value of shares available to be offered as of the date of our most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million. More information can be found here.

Declaration of February 2023 Distributions	01/30/2023	On January 30, 2023, our Manager declared a daily distribution of $0.0004109589 per share for shareholders of record as of the close of business on each day of the period commencing on February 1, 2023 and ending on February 28, 2023. More information can be found here.

Declaration of March 2023 Distributions	02/27/2023	On February 27, 2023, our Manager declared a daily distribution of $0.0004109589 per share for shareholders of record as of the close of business on each day of the period commencing on March 1, 2023 and ending on March 31, 2023. More information can be found here.

Declaration of April 2023 Distributions	03/29/2023	On March 29, 2023, our Manager declared a daily distribution of $0.0004109589 per share for shareholders of record as of the close of business on each day of the period commencing on April 1, 2023 and ending on April 30, 2023. More information can be found here.

Share Purchase Price Update	04/03/2023	Beginning on April 1, 2023, the per share purchase price of our common shares was updated to $14.74 due to a change in NAV. More information can be found here.

Status of our Offering	04/27/2023	As of April 27, 2023, we had raised total gross offering proceeds of approximately $150.5 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., and the approximately $2.7 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 13.4 million of our common shares.

Item 3.	Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. The Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

17

Our Manager performs its duties and responsibilities pursuant to our operating agreement. Our Manager maintains a contractual, as opposed to a fiduciary, relationship with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Executive Officers of Our Manager

As of the date of this Annual Report, the executive officers of our Manager and their positions and offices are as follows:

Name	Age	Position
Benjamin S. Miller	46	Chief Executive Officer
Brandon T. Jenkins	37	Chief Operating Officer
Bjorn J. Hall	42	General Counsel, Chief Compliance Officer and Secretary
Alison A. Staloch	42	Chief Financial Officer

Benjamin S. Miller currently serves as Chief Executive Officer of our Manager and has served as Chief Executive Officer and a Director of our Sponsor since its inception on March 14, 2012. Prior to Rise Companies Corp., Mr. Miller had been a Managing Partner of the real estate company WestMill Capital Partners from October 2010 to June 2012, and before that, was President of Western Development Corporation one of the largest mixed-use real estate companies in the Washington, DC metro area, from April 2006 to October 2010, after joining the company in early 2005 as its Chief Operating Officer. From 2003 until 2005, Mr. Miller was an Associate and part of the founding team of Democracy Alliance, a progressive investment collaborative. In 2001, Mr. Miller co-founded and was a Managing Partner of US Nordic Ventures, a private equity and operating company that works with Scandinavian green building firms to penetrate the U.S. market. Mr. Miller has a Bachelor of Arts from the University of Pennsylvania.

Brandon T. Jenkins currently serves as Chief Operating Officer of our Manager and has served in such capacity with the Sponsor since February of 2014, prior to which time he served as Head of Product Development and Director of Real Estate. Previously, Mr. Jenkins has served as Director of Real Estate for WestMill Capital Partners and spent two and a half years as an investment advisor at Marcus & Millichap. Mr. Jenkins earned his Bachelor of Arts from Duke University.

Bjorn J. Hall currently serves as the General Counsel, Chief Compliance Officer and Secretary of our Manager and has served in such capacities with our Sponsor since February 2014. Prior to joining our Sponsor in February 2014, Mr. Hall was a counsel at the law firm of O’Melveny & Myers LLP, where he was a member of the Corporate Finance and Securities Group. Mr. Hall has a Bachelor of Arts from the University of North Dakota and received a J.D. from Georgetown University Law Center.

Alison A. Staloch has served as the Chief Financial Officer of our Manager since June 2021 and has served in such capacity with our Sponsor since April 2021. Prior to joining our Sponsor, Ms. Staloch served as the Chief Accountant of the Division of Investment Management at the U.S. Securities and Exchange Commission from December 2017 to April 2021, and before that, served as Assistant Chief Accountant from November 2015 to November 2017. From 2005 to 2015, Ms. Staloch was with KPMG LLP in the Asset Management practice. Ms. Staloch has a Bachelor of Arts in Psychology from Miami University and received a Master of Accounting from the Ohio State University.

Compensation of Executive Officers

Each of the executive officers of our Sponsor also serves as an executive officer of our Manager. Each of these individuals receives compensation for their services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-day affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

18

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular and Note 10, Related Party Arrangements – Fundrise Advisors, LLC, Manager in our consolidated financial statements.

Item 4.	Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the approximate beneficial ownership of our common shares as of March 31, 2023 for each person or group that holds more than 10.0% of our common shares, for each executive officer of our Manager and for the executive officers of our Manager as a group. To our knowledge, each person that beneficially owns our common shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Benjamin S. Miller	-	-
Brandon T. Jenkins	13	*
Bjorn J. Hall	211	*
Alison A. Staloch	-	-
All executive officers of our Manager as a group (4 persons)	224	*

*	Represents less than 1.0% of our outstanding common shares.

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 11 Dupont Circle NW, 9th Floor, Washington, DC 20036.

Item 5.	Interest of Management and Others in Certain Transactions

For further details, please see Note 10, Related Party Arrangements in Item 7, Financial Statements.

Item 6.	Other Information

None.

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Item 7.	Financial Statements

INDEX TO THE CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Growth eREIT II, LLC

20

Independent Auditor’s Report

Members

Fundrise Growth eREIT II, LLC

Opinion

We have audited the consolidated financial statements of Fundrise Growth eREIT II, LLC and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, the related consolidated statements of operations, members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued or available to be issued.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

F-1

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

/s/ RSM US LLP

McLean, Virginia

April 27, 2023

F-2

Fundrise Growth eREIT II, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share and per share data)

	As of December 31, 2022	As of December 31, 2021
ASSETS
Cash and cash equivalents	$4,288	$6,753
Real estate deposits	8,407	8,407
Other assets, net	546	3,013
Above-market lease asset, net	188	220
Investments in equity method investees	65,190	42,682
Investments in rental real estate properties, net	37,071	7,504
Investments in real estate held for improvement	11,574	6,109
Total Assets	$127,264	$74,688

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$435	$105
Due to related party	372	237
Settling Subscriptions	25	-
Redemptions payable	3,232	1,418
Distributions payable	388	1,288
Rental security deposits and other liabilities	163	28
Below-market leases, net	-	58
Note payable – related party	9,629	-
Total Liabilities	14,244	3,134

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 13,320,871 and 9,803,073 shares issued and 11,137,235 and 8,196,704 shares outstanding as of December 31, 2022 and 2021, respectively	124,818	81,469
Accumulated deficit	(11,798)	(9,915)
Total Members’ Equity	113,020	71,554
Total Liabilities and Members’ Equity	$127,264	$74,688

The accompanying notes are an integral part of these consolidated financial statements.

F-3

Fundrise Growth eREIT II, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Revenue
Rental revenue	$1,269	$800
Other revenue	79	10
Interest revenue	-	650
Total revenue	1,348	1,460

Expenses
Investment management fees – related party	1,131	820
Property operating and maintenance	531	207
Depreciation and amortization	502	149
General and administrative expenses	450	300
Total expenses	2,614	1,476

Other income (expense)
Equity in earnings	2,051	1,067
Gain on asset dispositions	165	274
Interest expense – related party	(128)	-
Total other income (expense)	2,088	1,341

Net income	$822	$1,325

Net income per basic and diluted common share	$0.09	$0.16
Weighted average number of common shares outstanding, basic and diluted	9,210,673	8,457,693

The accompanying notes are an integral part of these consolidated financial statements

F-4

Fundrise Growth eREIT II, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Equity
December 31, 2020	8,670,673	$86,639	$(7,467)	$79,172
Issuance of common shares	122,981	1,363	-	1,363
Amortization of deferred offering costs	-	(134)	-	(134)
Distributions declared on common shares	-	-	(3,773)	(3,773)
Redemptions of common shares	(596,950)	(6,399)	-	(6,399)
Net income	-	-	1,325	1,325
December 31, 2021	8,196,704	$81,469	$(9,915)	$71,554
Issuance of common shares	3,512,709	51,620	-	51,620
Amortization of deferred offering costs	-	(103)	-	(103)
Distributions declared on common shares	-	-	(2,705)	(2,705)
Redemptions of common shares	(572,178)	(8,168)	-	(8,168)
Net income	-	-	822	822
December 31, 2022	11,137,235	$124,818	$(11,798)	$113,020

The accompanying notes are an integral part of these consolidated financial statements.

F-5

Fundrise Growth eREIT II, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
OPERATING ACTIVITIES:
Net income	$822	$1,325
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	502	149
Intangible lease amortization	(26)	(103)
Equity in earnings	(2,051)	(1,067)
Return on investment from equity method investees	1,764	-
Gain on disposition of rental real estate properties	(165)	(274)
Bad debt expense	-	64
Interest revenue received in kind	-	1,448
Changes in assets and liabilities:
Net (increase) decrease in other assets, net	(165)	(58)
Net increase (decrease) in accounts payable and accrued expenses	(139)	7
Net increase (decrease) in due to related party	(55)	104
Net increase (decrease) in rental security deposits and other liabilities	133	(34)
Net cash provided by (used in) operating activities	620	1,561
INVESTING ACTIVITIES:
Repayment of real estate debt investments	-	5,800
Investment in equity method investees	(3,351)	(3,527)
Repayment of equity method investees	-	2,066
Return of investment from equity method investees	3,824	6,442
Improvements in real estate held for improvement	(254)	(60)
Proceeds received from sale of rental real estate properties	3,643	-
Capital expenditures related to rental real estate properties	-	(56)
Release of deposits	-	500
Issuance of deposits	-	(8,407)
Cash received in connection with the Merger	1,934	-
Net cash provided by (used in) investing activities	5,796	2,758
FINANCING ACTIVITIES:
Proceeds from issuance of common shares	1,137	1,363
Redemptions paid	(6,356)	(7,061)
Proceeds from settling subscriptions	25	-
Distributions paid	(3,605)	(3,375)
Offering costs paid	(82)	(128)
Net cash provided by (used in) financing activities	(8,881)	(9,201)

Net decrease in cash and cash equivalents	(2,465)	(4,882)
Cash and cash equivalents, beginning of period	6,753	11,635
Cash and cash equivalents, end of period	$4,288	$6,753

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Investments in rental real estate properties reclassified to held for improvement	$-	$2,156
Improvements in rental real estate included in accounts payable and accrued expenses	$10	$-
Non-cash transactions related to the Merger of Fundrise Growth eREIT II, LLC and Fundrise Growth eREIT VI, LLC (the “Target eREIT”), in which Fundrise Growth eREIT II, LLC was the surviving entity:
Issuance of common shares to shareholders of the Target eREIT	$50,465	$-
Issuance of common shares to Fundrise L.P.	$12	$-
Issuance of common shares to Rise Companies Corp.	$6	$-
Assumption of notes payable - related party	$9,500	$-
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Sale proceeds receivable from rental real estate properties included in other assets	$-	$2,756
Offering costs accrued and payable	$27	$6
Interest paid – related party notes	$228	$-

The accompanying notes are an integral part of these consolidated financial statements.

F-6

Fundrise Growth eREIT II, LLC

Notes to Consolidated Financial Statements

1.	Formation and Organization

Fundrise Growth eREIT II, LLC was formed on November 19, 2015, as a Delaware limited liability company and commenced operations on September 5, 2018. As used herein, the “Company,” “we,” “our,” and “us” refer to Fundrise Growth eREIT II, LLC except where the context otherwise requires. Effective September 1, 2022, Fundrise Growth eREIT VI, LLC (the “Target eREIT”), merged with and into Fundrise Growth eREIT II, LLC, with Fundrise Growth eREIT II, LLC as the surviving entity (the “Merger”).

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate properties for rent, development, or redevelopment. We may also invest in real estate loans, real estate-related debt securities and other real estate-related assets.

Investments in rental real estate properties may consist of land, homes, townhomes and condominiums, office and commercial space, and other real estate investments. Each rental real estate property investment of the Company is acquired by a limited liability company that is a subsidiary of ours. These subsidiaries are wholly owned by the Company and consolidated in these financial statements.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the SEC. Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the year ended December 31, 2018. We hold substantially all of our assets directly, and as of December 31, 2022, have not established an operating partnership or any taxable REIT subsidiaries, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. As of December 31, 2022 and 2021, certain wholly-owned subsidiaries were treated as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering(s)”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

On September 14, 2021, the Manager closed the Offering. However, on September 1, 2022, the Company qualified approximately $75.0 million of shares to effectuate the Merger, which represented the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount. Most recently, the Company qualified approximately $24.5 million of shares on January 4, 2023.

As of December 31, 2022 and 2021, after redemptions, the Company has net common shares outstanding of approximately 11,137,000 and 8,197,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of December 31, 2022 and 2021, the Sponsor owned 916 and 500 common shares, respectively, and Fundrise, L.P. owned 10,332 and 9,500 common shares, respectively. As of December 31, 2022 and 2021, third parties had purchased approximately 186,000 and 134,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $2.6 million and $1.5 million, respectively. As of December 31, 2022 and 2021, the total amount of equity outstanding by the Company on a gross basis was approximately $150.0 million and $98.4 million, respectively, and the total amount of settling subscriptions was approximately $25,000 and $0, respectively. These amounts were offered at $14.84 and $13.68 per share price, respectively.

F-7

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All intercompany balances and transactions have been eliminated in consolidation.

Merger Transaction – Asset Acquisition

As a result of the Merger, the financial information being presented represents a continuation of the financial information of the acquired assets. The investments we acquire typically are not businesses as defined by ASU 2017-01, Business Combinations (Topic 805) – Clarifying the Definition of a Business. The guidance for business combinations states that a business is a set that has inputs, substantive processes, and outputs. However, if there is no substantive process acquired by the Company or substantially all of the fair value is concentrated in a single identifiable asset or a group of similar identifiable assets, the set is not a business. The Company has accounted for the Merger as an asset acquisition given no substantive processes were acquired. Acquisition costs are capitalized and identifiable assets (including physical assets and in-place leases), liabilities assumed and any noncontrolling interests are measured by allocating the cost of the acquisition on a relative fair value basis.

F-8

The following table details the relative fair value of the assets acquired and liabilities assumed in connection with the Merger (amounts in thousands):

Description	Asset Acquisition Allocation
Cash and cash equivalents	$1,934
Other assets	67
Intangible lease assets	221
Investment in equity method investees	22,694
Investment in rental real estate properties	30,628
Investment in real estate held for improvement	5,200
Accounts payable and accrued expenses	(438)
Due to related party	(319)
Redemptions payable	(1)
Rental security deposits and other liabilities	(3)
Notes payable – related party	(9,500)
Issuance of common shares	$50,483

The Company acquired two investments in rental real estate properties in connection with the Merger. The purchase price was allocated to the following assets (amounts in thousands):

As of September 1, 2022
Land	$9,209
Building	20,002
Site improvements	1,300
Furniture, fixtures, and equipment	117
Intangible lease assets	221
Total relative fair value	$30,849

The Company acquired one investment in real estate held for improvement in connection with the Merger. The purchase price was allocated to the following assets (amounts in thousands):

As of September 1, 2022
Land and pre-development costs	$5,200
Total relative fair value	$5,200

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may consist of money market funds, demand deposits and highly liquid investments with original maturities of three months or less.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net income per common share equals basic net income per common share as there were no potentially dilutive securities outstanding during the years ended December 31, 2022 and 2021.

F-9

Organizational and Offering Costs

Organizational costs include all expenses incurred by the Company in connection with its formation. Offering costs represent costs incurred by the Company in the qualification of the Offering and the marketing and distribution of common shares, include, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, all advertising and marketing expenses, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees.

During the years ended December 31, 2022 and 2021, the Company directly incurred offering costs of approximately $103,000 and $134,000, respectively. Of these amounts, approximately $27,000 and $6,000 were payable as of December 31, 2022 and 2021, respectively.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment is originally recorded at cost and is adjusted for contributions and distributions, basis differences and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected terms of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the years ended December 31, 2022 and 2021.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

F-10

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, townhomes or condominiums, multifamily properties, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, and other identified intangible assets and assumed liabilities) and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangibles is written off. In-place lease assets have been reflected within other assets in our consolidated balance sheets.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	20 – 30 years
Site improvements	9 – 20 years
Furniture and fixtures	5 – 9 years
Lease intangibles	Over lease term

F-11

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the years ended December 31, 2022 and 2021, no such impairment occurred.

Real Estate Deposits

During the closing on an investment in rental real estate property or real estate held for improvement, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund would reimburse the Company for the full amount of the deposit.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

F-12

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2018, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with U.S. GAAP). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the years ended December 31, 2022 and 2021. No gross deferred tax assets or liabilities have been recorded as of December 31, 2022 and 2021.

As of December 31, 2022 and 2021, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of December 31, 2022, the tax period for the taxable year ending December 31, 2019 and all tax periods following remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We will periodically review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Bad debt expense will be recorded within rental revenue in the consolidated financial statements.

As of December 31, 2022, non-cancellable operating leases provided for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Contractual Rental Payments to be Received
2023	$267
2024	273
2025	280
2026	286
2027	293
Thereafter	338
Total	$1,737

For the year ended December 31, 2022 and 2021, two and one tenants accounted for greater than 10% of contractual rental revenue.

Other revenue consists of utility reimbursements, damages, termination fees, administrative and late fees, parking fees, and money market dividend revenue. Money market dividend revenue is recognized on an accrual basis and is related to dividends earned through our cash sweep bank account.

F-13

Gains on disposition of real estate are recognized net of costs and selling expenses at the time the property is delivered, and title and possession are transferred to the buyer.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. We are currently in the process of evaluating the impact of the adoption of this standard on our consolidated financial statements.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Beginning balance	$42,682	$46,596
New investments in equity method investees	26,045	3,527
Repayment of equity method investees	-	(2,066)
Distributions from equity method investees	(5,588)	(6,442)
Equity in earnings of equity method investees	2,051	1,067
Ending balance	$65,190	$42,682

F-14

As of December 31, 2022, the Company’s material investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2018, a 75.0% non-controlling member interest in 215 Chester LLC, whose activities are carried out through the following wholly-owned asset: 215 Chester LLC, a commercial property with redevelopment potential in Atlanta, GA. On October 21, 2021, the RSE Urban Realty 215 Chester Controlled Subsidiary sold the 215 Chester property for a sales price of approximately $5,713,000. Proceeds from the sale totaled approximately $3,013,000, net of repayment of approximately $2,464,000 of outstanding principal and interest on the senior loan and approximately $236,000 of closing costs, fees, taxes and rent proration. On October 27, 2021, we received a corresponding cash flow distribution of approximately $2,065,000.

(2)	Acquired in 2019, a 90.0% non-controlling member interest in Runaway Lakes Land Partners, LLC, whose activities are carried out through the following wholly-owned assets: two garden-style multifamily properties, Runaway Bay and Twin Lakes, located in the Tampa, FL area.

(3)	Acquired in 2019, a 51.0% non-controlling member interest in The Hamilton JV, LP, whose activities are carried out through the following wholly-owned asset: The Hamilton (formerly Windsor Park Apartments), a multifamily property in Hendersonville, TN.

(4)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”), in exchange for ownership interests. The Company acquired an additional ownership interest of approximately $2.5 million in connection with the Merger. See Note 10, Related Party Arrangements, for further information regarding National Lending.

(5)	Acquired in 2020, an 85.0% non-controlling member interest in MP The Palmer, LLC, whose activities are carried out through the following wholly-owned asset: The Palmer, a multifamily property in Woodstock, GA.

(6)	Acquired in 2022, a 95% non-controlling member interest in FR-PC Parkland JV LLC in connection with the Merger (see Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger), whose activities are carried out through the following wholly-owned asset: Parkland at Orange Park, a garden-style multifamily complex in Orange Park, FL.

As of and for the year ended December 31, 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	Runaway Lakes Land Partners, LLC As of December 31, 2022	The Hamilton JV LP As of December 31, 2022	National Lending, LLC As of December 31, 2022	FR-MP The Palmer JV, LLC As of December 31, 2022
Real estate assets, net	$59,467	$30,092	$-	$58,850
Other assets	2,228	487	66,577	3,719
Total assets	$61,695	$30,579	$66,577	$62,569

Mortgage notes payable, net	$46,967	$19,287	$-	$69,625
Other liabilities	677	360	-	869
Equity	14,051	10,932	66,577	(7,925)
Total liabilities and equity	$61,695	$30,579	$66,577	$62,569
Company’s equity investment	$12,646	$5,573	$8,917	$18,953	(1)

F-15

Condensed balance sheet information (continued):	FR-PC Parkland JV, LLC As of December 31, 2022
Real estate assets, net	$50,864
Other assets	2,344
Total assets	$53,208

Mortgage notes payable, net	$41,101
Other liabilities	382
Equity	11,725
Total liabilities and equity	$53,208
Company’s equity investment	$19,101	(2)

(1)	The Company’s equity investment includes amortization of basis differences recognized as of December 31, 2022.
(2)	The Company’s equity investment includes the amortization of basis differences from September 1, 2022 to December 31, 2022, as this investment was acquired in the Merger. The Company’s equity investment is also inclusive of its share of earnings in the investee from September 1, 2022 to December 31, 2022.

Condensed income statement information:	Runaway Lakes Land Partners, LLC For the Year Ended December 31, 2022	The Hamilton JV LP For the Year Ended December 31, 2022	National Lending, LLC For the Year Ended December 31, 2022	FR-MP The Palmer JV, LLC For the Year Ended December 31, 2022
Total revenue	$8,992	$3,547	$1,418	$9,974
Total expenses	8,181	3,194	59	7,855
Net income (loss)	$811	$353	$1,359	$2,119
Company’s equity in earnings of investee	$730	$180	$143	$917	(1)

Condensed income statement information (continued):	FR-PC Parkland JV, LLC For the Year Ended December 31, 2022
Total revenue	$6,941
Total expenses	6,432
Net income (loss)	$509
Company’s equity in earnings of investee	$81	(2)

(1)	The Company’s equity in earnings of investee includes our share of earnings for the period from September 1, 2022 to December 31, 2022.
(2)	The Company’s equity in earnings of investee includes the amortization of basis differences from September 1, 2022 to December 31, 2022, as this investment was acquired in the Merger. The Company’s equity investment is also inclusive of its share of earnings in the investee from September 1, 2022 to December 31, 2022.

F-16

As of and for the year ended December 31, 2021, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	215 Chester LLC As of December 31, 2021	Runaway Lakes Land Partners, LLC As of December 31, 2021	The Hamilton JV LP As of December 31, 2021	National Lending, LLC As of December 31, 2021
Real estate assets, net	$-	$60,002	$30,887	$-
Other assets	-	1,882	495	69,017
Total assets	$-	$61,884	$31,382	$69,017

Mortgage notes payable, net	$-	$46,924	$19,420	$-
Other liabilities	-	588	248	-
Equity	-	14,372	11,714	69,017
Total liabilities and equity	$-	$61,884	$31,382	$69,017
Company’s equity investment	$-	$12,935	$5,973	$4,822

Condensed balance sheet information (continued):	FR-MP The Palmer JV, LLC As of December 31, 2021
Real estate assets, net	$59,595
Other assets	1,443
Total assets	$61,038

Mortgage notes payable	$70,125
Other liabilities	(120)
Equity	(8,967)
Total liabilities and equity	$61,038
Company’s equity investment	$18,952 (1)

(1)	The Company’s equity investment includes amortization of basis differences recognized as of December 31, 2021.

Condensed income statement information:	215 Chester LLC For the Period January 1, 2021 to October 21, 2021(1)		Runaway Lakes Land Partners, LLC For the Year Ended December 31, 2021	The Hamilton JV LP For the Year Ended December 31, 2021	National Lending, LLC For the Year Ended December 31, 2021
Total revenue	$1,935		$7,513	$2,948	$1,243
Total expenses	418		7,528	3,068	47
Net income (loss)	$1,517		$(15)	$(120)	$1,196
Company’s equity in earnings (losses) of investee	$1,020	(2)	$(13)	$(61)	$86

F-17

Condensed income statement information (continued):	FR-MP The Palmer JV, LLC For the Year Ended December 31, 2021
Total revenue	$7,456
Total expenses	6,618
Net income (loss)	$838
Company’s equity in earnings (losses) of investee	$35	(3)

(1)	Condensed results of operations are up to the period of disposal.
(2)

The Company’s equity in earnings of investee is comprised of approximately ($20,000) for our share of net loss for the year ended December 31, 2021 as well as the gain on sale of the investment of approximately $1,040,000.

(3)	The Company’s equity investment and equity in earnings (losses) of investee includes amortization of basis differences recognized as of December 31, 2021.

4.	Real Estate Debt Investments

As of and for the year ended December 31, 2022, the Company had no real estate debt investments outstanding. The following table describes our real estate debt investment activity as of and for the year ended December 31, 2021 (amounts in thousands):

Real Estate Debt investments:	For the Year Ended December 31, 2022	For the Year Ended December 31, 2021
Beginning balance	$-	$7,248
Interest revenue received in kind	-	650
Repayment of debt investments(1)	-	(7,898)
Ending balance	$-	$-

(1)	On September 17, 2021, the Company’s real estate debt investment was redeemed in full and is no longer outstanding as of December 31, 2021.

For the year ended December 31, 2021, there were no discount or origination costs or fees included in the carrying value of our real estate debt investments. Additionally, no credit losses were recorded related to any real estate debt investments for the year ended December 31, 2021.

Interest revenue received in kind represents accruable interest receivable from related real estate debt investments upon maturity, net of payments received during the year.

Credit Quality Monitoring

The Company’s real estate debt investments that earn interest based on debt-like terms are typically secured by senior liens on real estate properties, mortgage payments, mortgage loans, or interests in entities that have preferred interests in real estate similar to the interests just described. The Company evaluates its real estate debt investments at least annually and differentiates the relative credit quality principally based on: (i) whether the borrower is currently paying contractual debt service or guaranteed preferred equity payments in accordance with its contractual terms; and (ii) whether the Company believes the borrower will be able to perform under its contractual terms in the future, as well as the Company’s expectations as to the ultimate recovery of principal at maturity. The Company considers investments for which it expects to receive full payment of contractual principal and interest payments as “performing.” In the event that an investment is deemed other than performing, the Company will evaluate the instrument for any required impairment.

F-18

5.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of December 31, 2022 and 2021, we had invested in four and three rental real estate properties, respectively. During the year ended December 31, 2022, two rental real estate properties were acquired in connection with the Merger. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger. On December 9, 2022, one rental real estate property was sold for a sales price of approximately $925,000. Net proceeds from the sale totaled approximately $862,000 and the Company recognized a gain of approximately $165,000.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land	$14,357	$5,498
Building and building improvements	21,647	2,073
Site improvements	1,300	-
Furniture, fixtures, and equipment	118	7
Work in progress	128	128
Total investment in rental real estate properties	$37,550	$7,706
Less: Accumulated depreciation	(479)	(202)
Total investment in rental real estate properties, net	$37,071	$7,504

As of December 31, 2022 and 2021, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $181,000 and $202,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $79,000 and $93,000, respectively.

For the years ended December 31, 2022 and 2021, the Company recognized approximately $339,000 and $139,000, respectively, of depreciation expense on rental real estate properties. During the year ended December 31, 2021, we disposed of two rental real estate properties and recognized a gain of approximately $274,000 on the dispositions.

As of December 31, 2022 and 2021, we had invested in three and two real estate properties held for improvement, respectively. During the year ended December 31, 2022, one real estate property held for improvement was acquired in connection with the Merger. See Note 2, Summary of Significant Accounting Policies – Merger Transaction – Asset Acquisition for more information about the Merger.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Land	$7,342	$2,606
Building and building improvements	3,823	3,327
Work in progress	409	176
Total investment in real estate held for improvement	$11,574	$6,109

As of December 31, 2022 and 2021, real estate held for improvement included capitalized transaction costs of approximately $62,000, which includes cumulative acquisition fees paid to the Sponsor of approximately $57,000.

F-19

6.	Above- and Below-Market Leases

The Company recognizes acquired in-place “above-” and “below-market” leases as rental revenue over the term of the respective leases. The net impact of the acquired above- and below-market leases increased revenue by approximately $26,000 and $103,000 for the years ended December 31, 2022 and 2021, respectively. The following table summarizes the scheduled amortization of the Company’s acquired above-market lease intangibles for each of the five succeeding years (amounts in thousands):

Above- Market Lease Amortization
2023	$32
2024	32
2025	32
2026	32
2027	34
Thereafter	26
Total above-market lease intangibles	$188

The Company did not have any below-market lease intangibles as of December 31, 2022. During the year ended December 31, 2022, these amounts were fully amortized.

7.	Other Assets, net

The balance in other assets, net is as follows (amounts in thousands):

	As of December 31, 2022	As of December 31, 2021
Prepaid expenses	$293	$147
In-place lease assets, net	135	72
Accounts receivables, net(1)	118	2,794
Total other assets	$546	$3,013

(1)	As of December 31, 2021, trade receivables, net includes approximately $2.8 million related to proceeds from the sale of two rental real estate properties in December 2021, which was received in January 2022.

For the years ended December 31, 2022 and 2021, the Company recognized approximately $163,000 and $10,000, respectively, of amortization expense on in-place lease assets.

As of December 31, 2022 and 2021, tenant receivables were included within other assets and were recorded net of an allowance for credit losses of approximately $13,000 and $23,000, respectively. For the years ended December 31, 2022 and 2021, the Company recorded approximately $0 and $64,000, respectively, in bad debt expense which is included in rental revenue on the consolidated statements of operations.

F-20

8.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the years ended December 31, 2022 and 2021 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of December 31, 2022	Payment Date
February 1, 2022 through February 28, 2022	0.0013698630	$315		1/28/22	$315	04/12/22
March 1, 2022 through March 31, 2022	0.0009589041	244		2/25/22	244	04/12/22
April 1, 2022 through April 30, 2022	0.0010958904	269		3/30/22	269	07/12/22
May 1, 2022 through May 31, 2022	0.0012328767	310		4/27/22	310	07/12/22
June 1, 2022 through June 30, 2022	0.0013698630	334		5/27/22	334	07/12/22
July 1, 2022 through July 31, 2022	0.0012328767	310		6/28/22	310	10/12/22
August 1, 2022 through August 31, 2022	0.0012328767	306		7/27/22	306	10/12/22
September 1, 2022 through October 1, 2022	0.0006849315	232		8/29/22	229	10/12/22
October 2, 2022 through October 31, 2022	0.0001369863	52		10/1/22	-	01/11/23
November 1, 2022 through November 30, 2022	0.0001369863	46		10/28/22	-	01/11/23
December 1, 2022 through December 30, 2022	0.0004109589	143		11/29/22	-	01/11/23
January 1, 2023 through January 31, 2023	0.0004109589	144	(2)	12/29/22	-	04/11/23
Total		$2,705	(1)		$2,317

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared		Date of Declaration	Total Paid/ Reinvested as of December 31, 2021	Payment Date
February 1, 2021 through February 28, 2021	0.0013698630	$332		01/28/21	$332	04/13/21
March 1, 2021 through March 31, 2021	0.0009589041	256		02/25/21	257	04/13/21
April 1, 2021 through April 30, 2021	0.0013698630	347		03/30/21	347	07/13/21
May 1, 2021 through May 31, 2021	0.0010958904	288		04/29/21	288	07/13/21
June 1, 2021 through June 30, 2021	0.0012328767	314		05/28/21	314	07/13/21
July 1, 2021 through July 31, 2021	0.0012328767	318		06/29/21	318	10/12/21
August 1, 2021 through August 31, 2021	0.0013698630	355		07/28/21	355	10/12/21
September 1, 2021 through October 1, 2021	0.0010958904	275		08/27/21	274	10/12/21
October 2, 2021 through October 31, 2021	0.0012328767	315		10/01/21	-	01/11/22
November 1, 2021 through November 30, 2021	0.0013698630	340		10/27/21	-	01/11/22
December 1, 2021 through December 30, 2021	0.0013698630	352		11/29/21	-	01/11/22
January 1, 2022 through January 31, 2022	0.0010958904	281	(3)	12/29/21	-	04/12/22
Total		$3,773	(1)		$2,485

(1)	Total distributions declared to related parties are included in total distributions declared to all members. For the years ended December 31, 2022 and, 2021, total distributions declared to related parties were approximately $3,000.

(2)	The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2022 consolidated financial statements, and is scheduled to be paid within three weeks after March 31, 2023.

F-21

(3)	The liability for the January 2022 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2022 consolidated financial statements. This amount was subsequently determined to be approximately $279,000.

9.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of December 31, 2022 and 2021, the Company’s significant financial instruments consist of cash and cash equivalents. The carrying amount of the Company’s financial instruments approximates their fair values due to their short-term nature.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

10.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the years ended December 31, 2022 and 2021.

F-22

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the years ended December 31, 2022 and 2021, the Manager incurred approximately $8,000 and $31,000 of operational costs on our behalf, respectively. Of such amounts, approximately $1,000 and $3,000 were due and payable as of December 31, 2022 and 2021, respectively.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85%, which until December 31, 2018 was based on our net offering proceeds as of the end of each quarter, and thereafter has been and will continue to be based on our NAV at the end of each prior semi-annual period. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the investment management fee that is waived.

Accordingly, during the years ended December 31, 2022 and 2021, we incurred investment management fees of approximately $1,131,000 and $820,000, respectively, and as of December 31, 2022 and 2021, approximately $358,000 and $221,000, respectively, of investment management fees were payable to the Manager. In connection with the Merger on September 1, 2022, the Company assumed a liability of approximately $71,000 for investment management fees that were previously owed by the Target eREIT to the Manager. These amounts were paid by the Company subsequent to the Merger date.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the years ended December 31, 2022 and 2021, the Company incurred approximately $2,000 and $0 of in development fees, respectively. Of such amounts, approximately $0 were due and payable as of December 31, 2022 and 2021.

Additionally, the Company is required to pay the Manager for servicing any non-performing asset. The Company is required to reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of December 31, 2022 and 2021, the Manager has not designated any asset as non-performing and no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate. For the years ended December 31, 2022 and 2021, no disposition fees have been incurred. Accordingly, as of December 31, 2022 and 2021, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and accrued interest, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the years ended December 31, 2022 and 2021, the Company did not make any investments that were owned by Fundrise Lending, LLC.

F-23

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the years ended December 31, 2022 and 2021, fees of approximately $11,000 and $7,000, respectively, were paid to the Independent Representative as compensation for those services and are included as general and administrative expense in the consolidated statements of operations.

Fundrise, L.P.

Fundrise, L.P. is a member of the Company and held 10,332 and 9,500 shares as of December 31, 2022 and 2021, respectively. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp, Member and Sponsor

Rise Companies Corp is a member of the Company and held 916 shares and 500 shares as of December 31, 2022 and, 2021, respectively.

For the years ended December 31, 2022 and 2021, the Sponsor incurred approximately $84,000 and $51,000 of operational costs on our behalf, in connection with the Shared Services Agreement. As of December 31, 2022 and 2021, approximately $13,000 and $13,000 of operational costs were due and payable, respectively.

For the years ended December 31, 2022 and 2021, no acquisition fees related to investments in rental real estate properties were incurred or paid to the Sponsor.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, LLC, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of December 31, 2022 and 2021, the Company has contributed approximately $8.5 million and $4.7 million, respectively, for a 13.4% and 7.0% ownership in National Lending, respectively. In connection with the Merger on September 1, 2022, the Company assumed contributions of $2.5 million that were previously contributed by the Target eREIT to National Lending.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ Offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

F-24

In connection with the Merger on September 1, 2022, the Company assumed the following promissory notes, including accrued interest of approximately $228,000, that were previously issued to the Target eREIT from National Lending (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Issuance Date	Maturity Date
2021 - A(1)	$6,500	3.50%	11/24/2021	11/24/2022
2022 - B	$2,000	3.50%	01/03/2022	01/03/2023
2022 - C	$1,000	3.75%	06/29/2022	06/29/2023

(1)	On November 24, 2022, the Company extended Note 2021 - A for an additional year. As part of the extension, the note bears a 6.00% interest rate per annum and matures on November 24, 2023.

During the year ended December 31, 2021, the Company did not enter into any promissory notes with National Lending.

The Company incurred approximately $128,000 and $0, respectively, in related party interest for the years ended December 31, 2022 and 2021. As of December 31, 2022 and 2021, we had outstanding accrued interest of approximately $128,000 and $0, respectively, payable to National Lending.

11.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

12.	Commitments and Contingencies

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

13.	Subsequent Events

In connection with the preparation of the accompanying consolidated financial statements, we have evaluated events and transactions occurring through April 27, 2023 for potential recognition or disclosure.

Offering

As of April 27, 2023, we had raised total gross offering proceeds of approximately $150.5 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and the approximately $2.7 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for a gross aggregate of approximately 13.4 million of our common shares.

National Lending

On January 3, 2023, National Lending issued a new promissory note to the Company in the principal amount of $1.0 million. The note bears a 6.75% interest rate per annum and matures on January 3, 2024.

On January 3, 2023, National Lending extended a promissory note to the Company in the principal amount of $2.0 million. The note bears a 6.75% interest rate per annum and matures on January 3, 2024.

F-25

On February 17, 2023, the Company repaid $8.5 million in principal and approximately $25,000 in accrued interest on its outstanding promissory notes with National Lending.

On March 31, 2023, National Lending issued a new promissory note to the Company in the principal amount of $4.0 million. The note bears a 6.00% interest rate per annum and matures on March 31, 2024.

Investments

As of April 27, 2023, the Company has acquired no new investments but has contributed approximately $356,000 in additional capital to investements in equity method investees.

As of April 27, 2023, the Company has not sold investments but has received approximately $821,000 in distributions from investements in equity method investees.

Reassignment of Refundable Deposits

On February 13, 2023, the Company transferred a real estate deposit of approximately $8.4 million to an affiliated entity in exchange for cash.

F-26

Item 8.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
2.2*	Certificate of Amendment (incorporated by reference to the copy thereof filed as Exhibit 2.2 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
2.3*	Form of Second Amended and Restated Limited Liability Company Agreement (incorporated by reference to the copy thereof filed as Exhibit 2.4 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
4.1*	Form of Subscription Package (incorporated by reference to Appendix C of the Company’s Offering Circular on Form 1-A POS filed on May 19, 2021)
6.1*	Form of License Agreement between Fundrise Growth eREIT II, LLC and Fundrise, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
6.2*	Form of Shared Services Agreement between Rise Companies Corp. and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A/A filed on August 15, 2018)
6.3*	Form of Agreement of Merger and Plan of Reorganization between Fundrise Growth eREIT II, LLC and Fundrise Growth eREIT VI, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.3 to the Company’s Offering Circular on Form 1-A filed on July 8, 2022)

* Previously filed

21

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on April 27, 2023.

Fundrise Growth eREIT II, LLC

By:	Fundrise Advisors, LLC, a Delaware limited liability company, its Manager

	By:	/s/ Benjamin S. Miller
		Name:	Benjamin S. Miller
		Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Annual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	April 27, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	April 27, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)

22